Exhibit 99.2

ASML achieves record sales, sees continued strength in H1 2012

ASML 2011 Fourth Quarter and 2011 Annual Result

Veldhoven, the Netherlands, January 18, 2012

Safe Harbor

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares.

These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s -F and other filings Annual with the

US Securities and Exchange Commission.

/ Slide 2

Agenda

•Business summary •Market

•ASML business update

•Outlook

/ Slide 3

Business summary

/ Slide 4

2011— A record year, strength continuing in H1

•Net sales of € 5,651 million and net income of € 1,467 million or € 3.45 EPS

•Annual bookings of € 2,909 million with Q4 of € 710 million •Robustness in lithography business is proven and is expected to continue in 2012 with H1 sales of about € 2.4 billion •Ongoing cash generation allows dividend proposal of € 0.46 per ordinary share (up from € 0.40)

/ Slide 5

Q4 results—highlights

•Net sales of € 1,211 million, 41 systems sold valued at

€ 993 million, net service and field option sales at € 218 million •Gross margin of 41.0% •Operating margin of 23.9% •Net bookings of € 710 million, 37 systems •Backlog at € 1,733 million, 71 systems •Generated € 132 million cash from operations

Net bookings and backlog numbers are excluding EUV.

/ Slide 6

Total net sales M€

6,000

5,651

5,000 1,211 4,508

4,000 3,768

3,582 1,521 1,459 Q4 955 Q3 sales 1,053 2,954

3,000

Net 494 Q2 934 1,176 1,529 Q1

2,000 958 697

1,596 930 844

942 581 1,069

1,000

555 1,452 949 919 742 629 277

0 183

2006 2007 2008 2009 2010 2011

Numbers have been rounded for readers’ convenience.

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Net system sales breakdown in value: Q4 2011

Technology

23 Sales in Units

KrF 14%

14 ArF

ArF Immersion 81% immersion

1	3 83% I-Line 1% 0 EUV 4% EUV ArF i ArFdry KrF I-Line

Japan 7%

Foundry 55%

USA 24%

Taiwan 22% End-use Region NAND 22% IDM 4%

DRAM 19% Europe 5% Korea 39% Singapore 1% China 2%

Numbers have been rounded for readers’ convenience.

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Consolidated statements of operations M€

Q3 11 Q4 11 2010 2011

Net sales 1,459 1,211 4,508 5,651 Gross profit 613 496 1,955 2,449

Gross margin % 42.1% 41.0% 43.4% 43.3% R&D costs 150 150 523 590 SG&A costs 56 56 181 218 Income from operations 407 290 1,251 1,641 Operating income % 27.9% 23.9% 27.7% 29.0%

Net income 355 285 1,022 1,467 Net income as a % of sales 24.4% 23.5% 22.7% 26.0%

Earnings per share (basic) € 0.84 0.69 2.35 3.45

Numbers have been rounded for readers’ convenience.

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Key financial trends 2010 – 2011

Consolidated statements of operations M€

Q4 10 Q1 11 Q2 11 Q3 11 Q4 11

Net Sales 1,521 1,452 1,529 1,459 1,211 Gross profit 685 649 690 613 496 Gross margin % 45.0% 44.7% 45.1% 42.1% 41.0% R&D costs 141 145 145 150 150 SG&A costs 50 54 51 56 56 Income from operations 494 450 494 407 290 Operating income % 32.4% 31.0% 32.3% 27.9% 23.9% Net income 407 395 432 355 285 Net income as a % of net sales 26.7% 27.2% 28.3% 24.4% 23.5%

Units sold 69 63 63 55 41 ASP new systems 22.4 22.5 22.7 27.1 27.4 Net bookings value 2,315 845 840 514 710

Numbers have been rounded for readers’ convenience.

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Cash flows M€

Q3 11 Q4 11 2010 2011 Net income 355 285 1,022 1,467

Adjustments to reconcile net income to net cash flows from operating activities;

Impairment and obsolescence 23 26 64 73 Depreciation and amortization 43 40 151 165 Deferred income taxes (4) 28 28 63 Other non-cash items 4 4 14 17 Change in assets and liabilities (83) (251) (339) 286 Net cash provided by operating activities 338 132 940 2,071 Net cash used in investing activities (80) (94) (125) (301) Net cash provided by (used in) financing activities (172) (154) 93 (992) Total FX effects 10 10 5 4 Net increase (decrease) in cash and cash equivalents 96 (106) 913 782

Numbers have been rounded for readers’ convenience.

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Balance sheets M€

Assets Dec 2010 Dec 2011

Cash and cash equivalents 1,950 32% 2,732 38% Accounts receivable, net 1,124 18% 881 12% Finance receivables, net 42 1% 79 1% Inventories, net 1,497 24% 1,625 22% Other assets 449 7% 545 7% Tax assets 218 3% 191 3% Fixed assets 900 15% 1,208 17%

Total assets 6,180 100% 7,261 100%

Liabilities and shareholders’ Dec 2010 equity Dec 2011 Current liabilities 2,157 35% 2,233 31% Non-current liabilities 1,249 20% 1,584 22%

Shareholders’ 2,774 equity 45% 3,444 47%

Total liabilities and shareholders’ 6,180 100% 7,261 equity 100%

Numbers have been rounded for readers’ convenience.

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Bookings activity by sector—total net value M€ 710

Bookings in value

100%

80% Foundry 71%

60%

40%

NAND 23% 20% IDM 15%

0

- 20% DRAM 9%

• Net booked 33 new tools at € 687 million, 4 used at € 23 million

Numbers have been rounded for readers’ convenience.

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Backlog in value per Dec 31, 2011

Total value M€ 1,733

New Used Total Technology systems systems systems Units 61 10 71 KrF 29% Value M€ 1,703 30 1,733 I-Line 2% ASP M€ 27.9 3.0 24.4

ArF dry 5% ArF immersion 64%

Japan 8%

Singapore 7%

USA 28%

End-use Europe 8% Foundry 50%

China 5%

IDM 23%

Taiwan 14% Region

(ship to location)

Korea 30% NAND 16% DRAM 11%

• 75% of backlog carry shipment dates in the next 6 months

Numbers have been rounded for readers’ convenience.

/ Slide 14

Cash return to shareholders

• ASML proposes to increase dividend by 15% to € 0.46 per ordinary share

• ASML increases the existing 1 billion share buyback program to

€ 1,130 million enabling maximum use of available withholding tax-exempt allowance in 2012

• Bought back 25.7 million shares worth € 700 million in 2011

• All purchased shares will be cancelled

•Already cancelled in 2011, 13.2 million shares

• In 2012 ASML also intends to purchase up to 2.2 million shares for the purpose of covering outstanding employee stock and option plans. These shares will be held as treasury shares

• ASML has an opportunity to execute a synthetic share buy back, similar to the one in 2007, of well over € 1 billion, which will be decided upon in due time

/ Slide 15

ASML has returned nearly € 3.3 billion cash in the past 6 years

Cummulative Cash Return 2006-2011

3500 Cumulative Cash Return 2006-2011

3000

2500

€ Million 2000

1500 1000 500

0

2006 2007 2008 2009 2010 2011

• Repurchased more than 143 million shares since 2006 representing approx. 30% of outstanding shares

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Market

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Business environment

• Our customers are continuing their introductions of advanced chip designs with the need to build critical mass capacity for those nodes

• This trend is extended from 2011 for the Logic segment and accelerating for NAND

• Based upon industry analysts forecasted bit demand, DRAM is expected to kick in later this year

/ Slide 18

Litho performance enhancing options are highly differentiating, highly value adding and growing fast

• Unique factory and field options improve semiconductor yield and productivity of advanced processes including double patterning

• These high value software and hardware solutions have a positive effect on both system and service revenues and margins

• As part of option sales, Holistic Lithography products, which optimize mask design through Brion computational lithography and which improve scanner control using Yieldstar metrology, generated close to € 200 million of sales in 2011

/ Slide 19

ASML business update

/ Slide 20

Dual product development strategy continues

Evolving high productivity NXT Preparing EUV platform for platform optimized for multi volume manufacturing of pass patterning processes critical layers

Concurrent development programs to enhance imaging, overlay, productivity and process control on both platforms

/ Slide 21

Q4 immersion platform highlights

• Recognized 101 immersion tools in 2011 of which 78 were TWINSCAN NXT:1950i, our most advanced production systems

• Overlay accuracy of NXT:1950i improved by 30% on product wafers

• Multiple NXT:1950i systems printed more than 4000 wafers in a single day in customer’s fab

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EUV has arrived worldwide in Fabs

System 4: System 1 Exposing wafers for Exposing wafers for device development device development

System 2 System 5:

Exposing wafers for Exposing wafers for device development device development

System 3: System 6:

Exposing wafers for device development Exposing wafers for system qualification

/ Slide 23

EUV in customers fabs

• Wafers exposed on NXE:3100 more than doubled in Q4 to 5300 wafers

• Productivity is stable at 5—7 wafers per hour supporting current customer process development work

• NXE:3100 demonstrating improved imaging resolution down to 16 nm in single exposure mode

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Increasing productivity EUV

• Parallel developments will be integrated into a single system later in H1 2012

• Increasing raw light power

• Improving EUV light transmission

• Raising duty cycle

• Enhancing conversion efficiency

• Progress in each area confirms our roadmap to reach our objective of 60 wafers per hour productivity level in H2 2012

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NXE:3300—Assembly of multiple systems underway 11 systems have been ordered by customers

System performance NXE:3300B

NA 0.33 Resolution 22 nm Overlay 3.0 nm Throughput 125 wph

The NXE:3300B is a continuation of the NXE:3100 with

• System common modules: stages, handlers, sensors

• Changed optical column: Improved resolution, increased transmission

• Reduced system footprint

/ Slide 26

Outlook

/ Slide 27

Q1 Outlook

•Net sales around € 1.2 billion

•Bookings expected above Q4 2011 level (was € 710 million) •Gross margin about 43% •R&D costs at € 145 million •SG&A costs at € 54 million

ASML expects H1 2012 net sales of about € 2.4 billion

/ Slide 28